Kramer Levin Naftalis & Frankel LLP

Abbe L. Dienstag

Partner

Phone 212-715-9280

Fax 212-715-8280

adienstag@KRAMERLEVIN.com

July 27, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attn:   Mara Ransom, Assistant Director

Re:	Spectrum Group International, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 25, 2012
File No. 333-180214

Dear Ms. Lippmann:

The undersigned hereby respectfully requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the above-referenced registration statement be accelerated so that it will become effective on July 30, 2012 at 4:30 p.m. (E.S.T.), or as soon thereafter as is practicable.

Please do not hesitate to contact me at (212) 715-9280 with any questions or further comments you may have regarding this filing.

Sincerely,

/s/ Abbe L. Dienstag
Abbe L. Dienstag
cc:	Carol Meltzer, Esq.
General Counsel and Corporate Secretary
Spectrum Group International, Inc.

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